Exhibit (a)(1)(i)

John A. Hill
The Putnam Funds
Chairman of the Trustees
One Post Office Square
Boston, Massachusetts 02109

The Putnam Funds

February 27, 2007

Dear Shareholder:

In a letter we sent you earlier in February, we described a proposed merger of Putnam California Investment Grade Municipal Trust (“PCA”) into Putnam California Tax Exempt Income Fund. The Board of Trustees of PCA believes the proposed merger is positive for shareholders. I am writing today to provide the Board’s perspective concerning a recently revised tender offer for PCA announced by the Mildred B. Horejsi Trust (the “Horejsi Trust”), the outcome of which will have a significant impact on your investment.

The Board has reviewed the revised offer and believes that it is not in the best long- or short-term interests of PCA shareholders. The Board recommends that shareholders reject the Horejsi Trust tender offer for the following reasons:

• Inferior outcomes for shareholders. The Board believes the possible outcomes for current shareholders under the tender offer would be inferior to those under the proposed merger. Tendering shareholders would receive less than net asset value for their shares, and shareholders who remain could become minority shareholders in a significantly changed fund.

• Taxable event. A sale of shares to the Horejsi Trust would generally be a taxable event. Shareholders should take this into account in calculating the after-tax proceeds they anticipate from tendering their shares. We assume many shareholders would appreciate the opportunity to remain invested in California municipal bonds without having to accelerate tax obligations on any gains on their fund shares.

• Higher management fees. The Horejsi Trust has stated it intends to become a controlling shareholder and may increase fees paid by remaining shareholders. In this regard, the Horejsi Trust has also stated that other funds managed by its affiliated investment advisers pay management fees of 1.25% of average monthly net assets, as compared with PCA’s current management fee of 0.55% of average weekly net assets attributable to common and preferred shares.

• Change in PCA’s tax-exempt strategy. The Horejsi Trust has stated it intends to abandon PCA’s investment strategy of focusing on California investment-grade tax-exempt securities. We believe most shareholders acquired and continue to hold their interest in PCA primarily because it focuses on California municipal bonds.

• Loss of experienced fund management. The Horejsi Trust has stated it intends to terminate Putnam as the fund manager and replace it with affiliates of the Horejsi Trust, which are not well known and have limited experience in fund management.

• Takeover posture. The Horejsi Trust may be targeting PCA in an effort to access a captive pool of capital. We question why, if the Horejsi Trust and its affiliated investment managers consider the proposed investment strategy, management, and fees to be compelling, they would not simply form a fund and raise money from investors directly.

The Board continues to recommend the merger of PCA into Putnam California Tax Exempt Income Fund as the best alternative for shareholders, for the following reasons:

• Full net asset value. You would receive shares of an open-end fund with a value equal to the full net asset value of your shares of PCA. While there are no guarantees concerning PCA’s performance between now and the merger, realizing the full net asset value of your shares after the merger may easily exceed the Horejsi Trust’s offer of 99% of current net asset value. Beginning shortly after the merger into the open-end fund,* shareholders wishing to redeem all or part of their investment would be able to receive full net asset value for their shares and would have the flexibility to decide the best time to do so.

• No tax consequences. The merger is not expected to be a taxable event.

• Experienced fund management. The merger would allow you to retain Putnam as your investment manager.

• Maintain tax-exempt focus. Like PCA, Putnam California Tax Exempt Income Fund invests mainly in California tax-exempt bonds. We hope you will agree that the proposed merger provides shareholders with a number of advantages over the Horejsi Trust tender offer. We urge you to carefully read the filing PCA has made with the SEC on Schedule 14D-9, which we included with our letter to you earlier this month, along with all subsequent amendments we file with the SEC.

We appreciate the time and effort that you give to considering these issues. Your decision about this matter is important to your investment and to the fund. If you have any questions about the tender offer, please call PCA’s communication agent for the tender offer at 1-866-783-6928, or call your financial representative.

Sincerely yours,

John A. Hill
Chairman of the Trustees

*Within 7 days of the merger, you would be able to redeem shares of the open-end fund at their full net asset value, less applicable redemption fees of 1% of amounts redeemed. After that period, no redemption fee would apply.

We expect to send you a prospectus/proxy statement for the proposed merger. This letter is not an offer to sell, nor a solicitation of an offer to buy, shares of any fund, nor is it a solicitation of any proxy. For more information regarding the funds, or to receive a free copy of a prospectus/proxy statement relating to the proposed merger (and containing important information about fees, expenses, and risk considerations) once a registration statement relating to the merger has been filed with the Securities and Exchange Commission (the “SEC”) and become effective, please visit http://www.putnam.com. Any such prospectus-proxy statement will also be available for free on the SEC’s website (http://www.sec.gov). Please read any applicable prospectus/proxy statement carefully because it contains important information.

In connection with the initial announcement of the tender offer by the Horejsi Trust on January 22, 2007, PCA filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission, and PCA expects to file an amendment to that statement in respect of the revisions to the tender offer announced by the Horejsi Trust on February 16, 2007. Investors are strongly advised to read these documents (when they become available in the case of those not yet available) because they contain important information about the tender offer.

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